[SMITH INVESTMENT COMPANY LETTERHEAD]

Exhibit 1

February 2, 2008

Mr. Paul W. Jones

Chairman of the Board and Chief Executive Officer

A. O. Smith Corporation

11270 West Park Place

Milwaukee, Wisconsin 53224

Dear Paul:

For a number of years, Smith Investment Company, or “Smith Investment”, has been evaluating various alternative transactions by which the shareholders of Smith Investment could realize the underlying value of Smith Investment’s holdings in A. O. Smith Corporation, or “A. O. Smith”, and provide enhanced liquidity to Smith Investment’s shareholders. This letter contains a proposal for a business combination transaction between Smith Investment and A. O. Smith, which is a result of these efforts.

Pursuant to the proposed transaction, Smith Investment would be merged with a newly formed subsidiary of A. O. Smith. In the merger, Smith Investment’s common stock would be exchanged for newly issued shares of A. O. Smith’s class A common stock and common stock. It is intended that this exchange would be non-taxable to the shareholders of Smith Investment. The total number and type of A. O. Smith shares to be issued in the proposed transaction would equal the number and type of A. O. Smith shares currently held by Smith Investment, and there would be no net change to the number of outstanding A. O. Smith shares. Prior to the merger, Smith Investment would distribute in a taxable transaction substantially all of its assets (other than its holdings in A. O. Smith) to Smith Investment’s shareholders. In addition, substantially all of Smith Investment’s pre-closing liabilities would be discharged or assumed by the entity or entities in which Smith Investment’s other assets are held. A more detailed summary of the key terms of the proposal is attached to this letter.

We believe the proposed transaction benefits the shareholders of both companies. The proposed transaction is expected to benefit A. O. Smith’s shareholders by increasing the public float for A. O. Smith shares and distributing the A. O. Smith class A common stock currently held by Smith Investment more broadly among Smith Investment’s shareholders. The proposed transaction would allow the Smith family to continue its long-standing and strong commitment to the growth and prosperity of A. O. Smith. In addition, Smith Investment’s common stock trades at a significant discount to the underlying value of the A. O. Smith shares held by Smith Investment. The proposed transaction would allow Smith Investment’s shareholders to realize the underlying value of the A. O. Smith shares held by Smith Investment, and provide enhanced liquidity for Smith Investment’s shareholders due to the greater public float and trading volumes for A. O. Smith shares, and its NYSE listing.

Smith Investment’s board of directors is mindful of its obligations to all the shareholders of Smith Investment in connection with the proposed transaction. To that end, Smith Investment’s board of directors formed a special committee comprised of two independent directors, Messrs. Edward E. Barr and Harold M. Stratton II, to consider possible transactions on behalf of the shareholders of Smith Investment other than certain members of the Smith family and trusts for the benefit of certain members of the Smith family. The special committee has engaged independent financial and legal advisors to assist it in completing its review. Smith Investment’s board of directors has agreed that it will not approve any transaction without the prior recommendation of the special committee, and the special committee recommended the making of this proposal.

Before recommending the proposal, the Smith Investment special committee consulted with certain Smith Investment shareholders holding in the aggregate a majority of Smith Investment’s common stock. These shareholders separately indicated that they would support the proposed transaction. These shareholders also separately indicated that they would not currently support any alternative transaction that resulted in a sale of Smith Investment or eliminated or limited the dual class voting structure at A. O. Smith.

We would have preferred to discuss this proposal with you on a confidential basis, but have been advised that applicable federal securities laws require its prompt public disclosure. Consistent with these requirements, Smith Investment plans to issue a press release with respect to the proposal before the markets open on February 4, 2008, and to amend its Schedule 13D disclosure with the SEC accordingly. We would be happy to provide a copy of the press release for your review before it is issued. We anticipate that A. O. Smith may also want to issue a press release with respect to the proposal, but would request that A. O. Smith maintain the confidentiality of the proposal until it is otherwise announced publicly.

The proposal is preliminary and subject to, among other things, negotiation of definitive documentation and approval of Smith Investment’s special committee and board of directors. The proposal is non-binding and does not create legally binding obligations on the part of Smith Investment or any other person. Any such legally binding obligations will arise only upon the execution of mutually acceptable definitive documentation.

We are enthusiastic about this proposal and are prepared to move expeditiously to execute the potential transaction to our mutual benefit. Thank you again for your consideration of this proposal, as well as the long and productive relationship that Smith Investment continues to enjoy with A. O. Smith.

Sincerely,

/s/ Bruce M. Smith	/s/ Edward M. Barr
Bruce M. Smith	Edward M. Barr
Chairman of the Board, President and Chief Executive Officer	Chairman of the Special Committee of the Board

Summary of Key Terms of Proposal

to

A. O. Smith Corporation

February 2, 2008

We summarize below certain key terms of the proposal made on February 2, 2008 by Smith Investment Company (“Smith Investment”) for a transaction between Smith Investment and A. O. Smith Corporation (“A. O. Smith”) that would result in Smith Investment’s shareholders having direct ownership of the same number and type of A. O. Smith shares currently held by Smith Investment. We refer to the proposed transaction between Smith Investment and A. O. Smith as the “Transaction.”

THIS PROPOSAL IS PRELIMINARY AND SUBJECT TO, AMONG OTHER THINGS, NEGOTIATION OF DEFINITIVE DOCUMENTATION AND APPROVAL BY SMITH INVESTMENT’S SPECIAL COMMITTEE AND BOARD OF DIRECTORS. THIS PROPOSAL IS NON-BINDING AND DOES NOT CREATE LEGALLY BINDING OBLIGATIONS ON THE PART OF SMITH INVESTMENT OR ANY OTHER PERSON. ANY SUCH LEGALLY BINDING OBLIGATIONS WILL ARISE ONLY UPON THE EXECUTION OF MUTUALLY ACCEPTABLE DEFINITIVE DOCUMENTATION. SMITH INVESTMENT RESERVES THE RIGHT TO WITHDRAW THIS PROPOSAL AT ANY TIME.

Form of Transaction:	Smith Investment would merge with and into a newly formed limited liability company that is a wholly-owned subsidiary of A. O. Smith (“NewCo”). NewCo would be the surviving entity of the merger. The Transaction is expected to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

Consideration:	In the merger, the outstanding shares of Common Stock, par value $.10 per share, of Smith Investment (the “Smith Investment Common Stock”) would be converted into the right to receive, in the aggregate:

•	8,067,252 shares of Class A Common Stock, par value $5.00 per share, of A. O. Smith (the “AOS Class A Common Stock”); and

•	1,559,076 shares of Common Stock, par value $1.00 per share, of A. O. Smith (the “AOS Common Stock”).

After completing the Transaction, the AOS Class A Common Stock and AOS Common Stock currently held by Smith Investment would be cancelled, and the Transaction would not result in any net change to the total number and type of outstanding A. O. Smith shares.

Other Smith Investment Assets and Liabilities:	Prior to the merger, Smith Investment would distribute in a taxable transaction substantially all of its assets, other than its holdings in A. O. Smith, to the shareholders of Smith Investment. The Smith Investment assets to be distributed include Smith Investment’s multicolor printing and related services businesses, conducted through Berlin Industries, Inc. and Smith Investment’s commercial warehousing, trucking and packaging businesses, conducted through Central States Distribution Service, Inc.

Smith Investment’s pre-closing liabilities would be discharged or otherwise assumed by the entity or entities in which the other Smith Investment assets are to be held.

Amendment to A.O. Smith Certificate of Incorporation:	Smith Investment does not believe that A. O. Smith has sufficient authorized shares to issue the 8,067,252 new shares of AOS Class A Common Stock required in the Transaction. Therefore, in order to facilitate the Transaction, A. O. Smith would be required to amend its certificate of incorporation to increase the number of authorized shares of AOS Class A Common Stock. Following the merger, however, the excess authorized shares would be cancelled and the authorized shares available for issuance would not exceed those currently available.

Required Approvals:	The Transaction is subject to the approval of Smith Investment’s special committee and board of directors. In addition, the completion of the Transaction would be conditioned upon separate approvals from the shareholders of Smith Investment and A. O. Smith (as to the above-mentioned amendment to the certificate of incorporation and, per NYSE rules, the contemplated issuance of shares). Smith Investment anticipates that it would vote its shares in favor of the Transaction at any A. O. Smith shareholder meeting called for that purpose and, therefore, the approval of the A. O. Smith shareholders would be assured. Smith Investment does not anticipate that any regulatory approvals or material third party consents would be required to complete the Transaction.

SEC Filings:	It is our understanding that A. O. Smith would be required to (1) register the AOS Class A Common and AOS Common Stock to be issued in the Transaction under cover of a Registration Statement on Form S-4, and (2) file and distribute a proxy statement under cover of Schedule 14A with respect to its shareholder meeting for the Transaction.

Smith Investment is not an SEC registrant and is not required to comply with the federal proxy rules with respect to its shareholder meeting for the Transaction. Nevertheless, Smith Investment anticipates that the proxy statement/prospectus prepared by A. O. Smith in connection with the Transaction would include information with respect to the Smith Investment shareholder meeting.

Conditions to Closing:	Completion of the Transaction would be subject to the satisfaction of customary closing conditions set forth in the definitive documentation, including:

•	The Registration Statement on Form S-4 covering the issuance of the AOS Class A Common Stock and AOS Common Stock in the Transaction shall have been declared effective;

•	The Transaction shall have been approved by the requisite votes of the shareholders of Smith Investment and A. O. Smith, respectively; and

•

Smith Investment shall have received a private letter ruling issued by the Internal Revenue Service, satisfactory to Smith Investment, confirming that the Transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Documentation:	The Transaction would be completed pursuant to a merger agreement and related documentation, in form and substance mutually acceptable. The documentation would contain representations, warranties, covenants, indemnities and other customary terms and conditions, including the availability of dissenter’s rights required under Nevada law for SICO shareholders. Smith Investment would expect to provide drafts of the merger agreement and related documentation promptly upon request.

Expenses:	Each party would bear its own fees and expenses incurred in connection with the Transaction.

Due Diligence:	Smith Investment will provide to A. O. Smith and its representatives full access to its personnel, books and records to conduct a due diligence investigation of Smith Investment.

Contact Information:	Any questions related to the proposal should be directed to Bruce Smith or Ed Barr. The contact information for Messrs. Smith and Barr, as well as Smith Investment’s legal advisors and the independent legal and financial advisors to the special committee, will be provided to you under separate cover.

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